SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES FIRST QUARTER 2006 RESULTS

Curitiba, Brazil, May 15, 2006- Companhia Paranaense de Energia- COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), company that generates, transmits, and distributes power to the State of Paraná, today announces its operating results for the first quarter of 2006. All figures included in this report are in thousands of Reais (R$1,000) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

  Net Operating Revenues: R$ 1,314 million - a 14% increase compared to the same period of 2005.

  Operating Income: R$ 273 million – 110% higher than the amount recorded in the previous year.

  Net Income: R$ 171 million (R$0.62 per thousand shares), 118% higher than the amount recorded in 1Q05 (R$ 78 million).

  Increase in total electric power consumption: 1.7%

  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 364 million, 62% higher than the amount recorded in the first quarter of 2005 (R$225 million).

  Return on Equity: 12.4% p.a.

  As from June 1, 2005, COPEL has no longer been recording provisions for payment under the gas supply contract between Copel, Petrobras and Compagas, due to its termination.

  On April 13, 2006, ANEEL approved, through the Order 769/2006, the constitution of guarantees offered by COPEL in order to guarantee the agreement concerning the gas purchase for Araucária Thermoeletric Power Plant. The Company expects to revert in the next quarter the surplus provisions that had been constituted for the gas supply contract. In the first quarter of 2006, COPEL booked the penalties and interest on the provisioned amounts.

  COPEL’s consolidated balance sheet presents, in addition to the wholly- owned subsidiaries’ figures (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), Compagas’ and Elejor’s figures.

Copel’s Investor Relations
ri@copel.com
www.copel.com/ri

MAIN EVENTS

Net income: In the first quarter of 2006, COPEL recorded a profit of R$ 170.7 million, corresponding to R$ 0,6236 per lot of one thousand shares. This amount is 117.7% higher than the profit recorded for the same period in 2005.

Interest on Capital: The Annual Shareholders’ Meeting held on April 27th , 2006, approved the Board’s proposal for distribution of interest on capital in the amount of R$ 123.0 million for the fiscal year of 2005. This amount will be allotted based on the number of shares owned on April 27th, 2006, and the payment will be made within 60 days of the Meeting, as follows: R$ 0.42811 for each lot of one thousand common shares; R$ 1.27167 for each lot of one thousand Class A preferred shares; and R$ 0.47101 for each lot of one thousand Class B preferred shares.

Market expansion: Total power consumption billed by COPEL in the first quarter of 2006 grew by 1.7% as compared to the first quarter of 2005. The residential, commercial, and rural consumer segments grew by 4.4%, 8.6%, and 6.4%, respectively. The industrial class had a decrease of 4.9% .

UEG Araucária: On February 17th, 2006, COPEL and El Paso Energy Araucária Company signed a Letter of Intent following negotiations concerning the Araucária Thermal Power Plant, located in the State of Paraná, with 484 MW of installed capacity.

The main points agreed upon were:

a) COPEL shall acquire all the quotas in UEG Araucária Ltda. owned by El Paso, which represents 60% of the company’s capital, for an amount equal to US$ 190 million;

b) The fulfillment of this Letter of Intent is subject to approval by the National Electric Energy Agency (ANEEL), by the Legislative Assembly of the State of Paraná, and by EL Paso administrative bodies;

c) Furthermore, El Paso and COPEL agree, in their condition of co-owners of UEG Araucária Ltda., to suspend all pending lawsuits in state courts and the arbitration proceedings before the Chamber of International Trade in Paris;

d) The amount resulting from the negotiations shall be paid in full upon signature of the final agreement.

COPEL and El Paso have postponed the signature of the final agreement for another 20 days (until May 20th 2006) since the Parties have to wait for the approval of the transaction by the Legislative Assembly of Paraná.

Gas supply contract: COPEL has signed agreements concerning the pending issues related to the Araucária Thermal Power Plant.

These agreements comprise an Out-of-Court Settlement, a Letter of Consent to the Transfer of Co-ownership, and a Letter of Intent.

Under the Out-of-Court Settlement, signed by COPEL Generation having COPEL as guarantor, the Company has acknowledged a R$ 150 million debt to Petrobras, to be paid in 60 monthly installments restated by the Selic rate (or any other index replacing the Selic rate), starting in January 2010.

Under the Letter of Consent, Petrobras has declared no opposition to the acquisition, by COPEL, of EL Paso’s co-ownership in UEG Araucária.

Under the Letter of Intent, Petrobras has undertaken to employ its best efforts to meet Araucaria’s fuel needs (natural gas or an alternate fuel) to operate as of 2010.

On April 13th, 2006, ANEEL approved the guarantees put up by COPEL to secure the transaction.

Reversal of provisions for the gas purchase contract: On account of the agreement signed by COPEL, Compagas and Petrobras for the gas supply to Araucaria and the approval by ANEEL, under Decision 769/2006, dated April 13th , 2006, of the guarantees put up by COPEL, the Company expects to revert in the next quarter the surplus provisions that had been constituted for this purpose. During the first quarter of 2006 COPEL continued to record contractual penalties and monetary restatements on the amounts that had been provisioned.

The 1,200 largest corporations: COPEL is one of the world’s 1,200 largest corporations according to a survey conducted by the U.S.’s credit rating agency Standard & Poor’s, which has assessed the stock performance and the market value of the largest and most important international corporations, broken down by continent. The Standard & Poor’s list includes a total of 40 companies in Latin America, out of which 15 based in Brazil.

Workforce: At the end of March 2006, COPEL’s workforce comprised 7,943 employees. As of March 2006, COPEL Distribuição recorded a customer-to-employee ratio of 570 and Compagas, a subsidiary in which COPEL holds a 51% interest, had 65 employees.

COPEL’s workforce has been assigned to different business units as follows:

COPEL Geração = 942 employees
COPEL Transmissão = 927 employees
COPEL Distribuição = 5,747 employees
COPEL Telecomunicações = 300 employees
COPEL Participações = 27 employees

MAIN EVENTS

Market Expansion

Total power consumption billed by COPEL in 1Q06 reached 4,704 GWh, a 1.7% growth as compared to the same period in the previous year.

Residential consumption, which accounts for 25.7% of COPEL’s market, grew by 4.4% in 1Q06, as attested by the rate of consumption per residential customer, which reached 156.4 kWh/month in the quarter, or 1.8% higher than the figure recorded in 1Q05 (153.6 KWh/month). Such growth has resulted mostly from higher sales of electronics, due to a credit expansion which began in 2004.

Commercial consumption, which accounts for 19.0% of COPEL’s market, recorded the best performance among major customer categories, with an 8.6% growth. The retail business benefited from the greater availability of credit to individual customers, from the overall increase in the number of customers (2.2% over 1Q05), and from the opening of new businesses, particularly malls.

The 6.4% growth in rural consumption was mainly due to the increase in average consumption which resulted from the increase in producers’ income on account of good harvests in 2002/2003 and 2003/2004, enabling them to invest in electric machinery.

Consumption by the industrial segment, which accounts for 37.5% of COPEL’s market, dropped by 4.9%, as a result of the dollar depreciation, which reflected in the reduction of some industrial activities due to the decrease in exports. The energy consumption was more affected in certain segments of Parana’s industry, such as timber, paper and vehicles. Industrial consumption was also affected by the withdrawal of certain customers that invested in self-generation.

In March 2006, COPEL’s number of customers amounted to 3,277,966, up by 2.3% when compared to March 2005, corresponding to 74,798 new customers.

Consumption per Segment

GWh
Segment	1Q06	4Q05	3Q05	2Q05	1Q05

Residential	1,211	1,167	1,153	1,173	1,160

Industrial (free customers included)	1,762	1,913	1,914	1,959	1,852

Commercial	892	820	767	823	821

Rural	386	338	327	361	363

Other	454	451	447	454	432

Total COPEL	4,704	4,689	4,608	4,770	4,628

COPEL Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, increased by 4.5% in 1Q06 (5,133 GWh).

Revenues

Net operating revenues in 1Q06 reached R$ 1,313.6 million, up by 14.3% the R$ 1,149.3 million recorded in the same period of 2005.

This increase is primarily a result of: (i) the reduction in the discounts afforded to costumers who pay their bill in time, which represented an average rate of 5% as from February, 2005 and 4.41% as from August, 2005; (ii) the 1.7% increase in the consumption of power energy billed by COPEL and (iii) higher “electricity sales to distributors” revenue, due to the termination of the initial contract between COPEL Geração and COPEL Distribuição and the consequent sale of energy from COPEL Geração to the first old energy auction, to the 2006/2013 period.

The “Piped Gas Distribution” line refers to revenues from Compagas’ gas distribution to third-parties.

Gross Revenue

(R$ thousand)

Revenue	1Q06	4Q05	3Q05	2Q05	1Q05

Residential	495,912	470,973	478,329	460,160	447,518

Industrial	408,338	445,471	445,126	401,322	357,303

Commercial	304,707	290,270	274,146	267,053	261,443

Rural	68,713	61,032	58,170	60,757	62,229

Other	109,942	114,849	113,670	108,174	97,888

Total Retail	1,387,612	1,382,595	1,369,441	1,297,466	1,226,381

Supply	281,687	249,428	235,789	237,070	227,650

Revenue from the use of

transmission grid	69,224	67,695	69,473	66,636	64,192

Telecom	13,873	19,146	12,333	13,118	12,478

Piped gas distribution	49,952	48,976	47,927	44,119	40,360

Other	13,277	21,397	20,827	20,842	20,791

Total	1,815,625	1,789,237	1,755,790	1,679,251	1,591,852

Revenue Deductions

The table below shows COPEL’s operating revenue deductions:

(R$ thousand)

Revenue Deductions	1Q06	4Q05	3Q05	2Q05	1Q05

ICMS	356,766	361,963	355,696	336,326	319,509

PASEP/COFINS	128,862	127,887	137,503	97,458	78,544

RGR	15,100	16,169	16,169	12,150	19,329

Other	1,292	12,609	19,834	26,305	25,143

TOTAL	502,020	518,628	529,202	472,239	442,525

Operating Expenses

In 1Q06, total operating expenses reached R$ 1,035.0 million, up 3.1% the R$ 1,003.6 million recorded in the same period in 2005. The main variations were:

  Energy purchased for resale” was stable in the quarter. The energy purchased by COPEL Distribuição in the first old energy auction for the period of 2006 to 2013 was offset by the reduction in the volumes of booked energy purchased from Itaipu and by the passive CVA reversion. The main amounts booked are: R$ 93.8 million from ITAIPU, R$ 75.2 million from CIEN, R$ 21.0 million from Itiquira and R$154.4 million from the energy auction. Also, R$ 12.4 million was booked as passive CVA.
  The 41.3% variation in the “charges for the use of transmission grid” line is a result of the 9.1% tariff readjustment confirmed by ANEEL Resolution 150, from July 1, 2005, as well as for the addition of new transmission assets and to the effects of CVA costs (R$ 23.6 million)
  The 4.4% decrease in the “payroll” account is due to the payment, in March 2005, of the agreement on the bonus for hazardous working conditions – a non-recurring expense.
  The 30.1% variation registered in “pension plan and other benefits” is a result of the appropriation of the estimated costs for 2006, according to actuarial criteria, in compliance with CVM Deliberation 371/2000.
  The “raw material and supply for generation of electricity” line is a result of the amount spent with fuels and other supplies purchased by COPEL. The increase is especially due to a higher coal acquisition for Figueira Thermoelectric Power Plant.
  The “natural gas and supply for the gas business” line refers to the total natural gas acquired by Compagas from Petrobras. The decrease registered is a result of the termination of the contract for the purchase for UEG Araucária. As from June 1, 2005, Compagas has no longer billed the events to the agreement for the supply of gas and transport.
  The increase in “third-party services” is due to the increase in costs with the mail, technical consulting and telephone.

  The 19.2% increase in “regulatory charges”, under which R$ 75.9 million was booked as Fuel Consumption Account – CCC, R$ 13.5 as financial compensation for the use of water resources, R$ 44.1 million as Energy Development Account – CDE, and R$3.8 million as ANEEL’s oversight fees and other services.

Operating Expenses Breakdown

R$ thousand

Operating Expenses	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05

Energy purchased for resale	359,555	295,439	356,272	424,802	359,817

Use of transmission grid	158,060	156,280	151,549	111,132	111,837

Personnel	130,513	189,960	122,471	117,505	136,519

Pension plan and other benefits	31,505	25,616	24,736	24,811	24,218

Material	16,078	18,197	13,544	17,149	13,575

Raw material and supply for electric	6,146	2,469	50,269	5,908	3,424

power production

Natural gas purchased for resale	23,681	24,698	(23,124)	55,079	85,641

and supplies for the gas business

Third-party services	51,097	53,762	49,916	51,542	41,923

Depreciation and amortization	85,437	85,634	81,726	82,386	79,160

Regulatory charges	137,316	98,169	113,646	102,802	115,224

Taxes	4,976	(1,226)	34,167	5,298	4,096

Other operating expenses	30,643	62,146	17,792	27,832	28,148

Total	1,035,007	1,011,144	992,964	1,026,246	1,003,582

CVA (Deferred Regulatory Asset)

The following table shows the charges in balances from deferred tariff costs updated by the SELIC rate in the first quarter of 2006:

R$ Thousand

Parcel A movement	Balance 12/31/05	Deferreal	Amortization	Monetary Update	Transfer	Balance 03/31/06

Asset

Purchased electric power (Itaipu)	22,712	-	(14,677)	3,321	-	11,356

Transp. of purchased elect. capacity	3,227	974	(919)	311	-	3,593

Use of transmission grid	70,293	(7,481)	(38,628)	4,287	5,821	34,292

Energy Development Account – CDE	16,525	5,511	(8,401)	1,973	-	15,608

Electric Power Services Fee - ESS	10,443	766	(6,327)	1,770	-	6,652

Fuel Consumption Account – CCC	13,546	4,274	(2,847)	791	-	15,764

Proinfa	-	7,488	-	-	-	7,488

Total	136,746	11,532	(71,799)	12,453	5,821	94,753

Liabilities

Energy purchased for resale

Auction	45,677	9,682	(9,084)	2,659	-	48,934

Cien	18,743	(4,053)	(3,970)	1,083	-	11,803

Itiquira	(15,484)	(5,203)	202	(983)	-	(21,468)

Itaipu	41,640	(460)	(9,495)	1,793	-	33,478

Use of transmission grid	-	-	-	-	5,821	5,821

Total	90,576	(34)	(22,347)	4,552	5,821	78,568

EBITDA

Earnings before interest, taxes, depreciation and amortization – EBITDA reached R$364.0 million in the first quarter of 2006, up 61.9% over the figure posted in the same period of the previous year (R$224.9 million).

Financial Result

Financial expenses went up by 21.7% when compared to the same period of 2005, especially due to higher interest from financial applications due to a higher cash position in the period. This result was offset by the monetary variation drop due to the decrease of in IGP-DI index used for readjusting CRC transferred to the State Government.

Financial expenses went up by 7.0% as a result, mainly, of the booking of fines and monetary restatement referring to the gas purchase contract (R$55.1 million), offset by the valuation of the real against the dollar.

Operating Result

COPEL’s operating result recorded in the first quarter of 2006 totaled R$ 273.2 million, 109.8 above the reported in the first quarter of the previous year.

Non-Operating Result

The non-operating result recorded in the period reflects mainly the net effect of the write-offs of assets and rights registered under permanent assets.

Net Income

In the first quarter of 2006, COPEL recorded net income of R$ 170.7 million, 117.7% above the same period of the previous year (R$ 78.4 million).

Balance Sheet and Capex (Assets)

On 03.31.2006, COPEL’s total assets amounted to R$ 10,975.6 million.

COPEL’s capex in 2006 reached R$118.1 million, in which R$0.9 million were allocated to power generation projects, R$39.3 million to transmission projects, R$72.0 million to distribution improvement works, R$5.8 million to telecommunications, R$0.1 million to partnerships. Elejor and Compagas, which balance sheet are consolidated with Copel, invested R$28.0 million and R$3.5 million, respectively.

Balance Sheet (Liabilities)

As of March 31, 2006, COPEL’s total debt amounted to R$1,909.6 million, representing a debt/shareholders’ equity ratio of 33.8% . Not considering Elejor’s debt, COPEL’s debt/shareholders’s equity ratio would be 28.4% .

COPEL’s shareholders’ equity was R$5,657.8 million, representing an 8.5% increase over March 2005 and equivalent to R$20.68 per thousand shares.

Debt Profile

R$ thousand

	>		>		>
Foreign Currency		Short-Term		Long-Term		Total
	>		>		>
BID		21,323		81,742		103,065

National Treasury		12,293		102,179		114,472

Eletrobras		9		58		67

Banco do Brasil S/A		4,638		11,415		16,053

Total Foreign Currency		38,263		195.394		233.657

Local Currency		Short-Term		Long-Term		Total

Eletrobras – COPEL		46,154		301,778		347,932

Eletrobras – Elejor		-		36,874		36,874

BNDES		6,366		30,292		36,658

Copel’s Debentures		718,030		266,680		984,710

Elejor’s Debentures		5,013		263,572		268,585

Other		141		1,001		1,142

Total Local Currency		775,704		900,197		1,675,901

TOTAL		813,967		1,095,591		1,909,558

ADDITIONAL INFORMATION

Main Operational and Financial Highlights

As of March 31, 2006
Generation
Number of power plants of COPEL Geração:	18 (17 hydro and 1 thermal plant)
Number of power plants of Copel Participações:	5 (3 hydro, 1 thermal and 1 eolic)
Total installed capacity of COPEL Geração:	4,550 MW
Total installed capacity of COPEL Participações:	221 MW
Number of automated power plants of COPEL Geração:	10
Number of step up substations of COPEL Geração:	11
Number of automated step up substations of COPEL Geração:	10
Availability of COPEL’s generating units over 10 MW:	95.46%

Transmission
Transmission lines:	7,047 km
Number of substations:	127
Number of automated substations:	127
Installed capacity:	15,252 MVA

Distribution
Distribution lines:	165,576 km
Number of substations:	231
Number of automated substations:	204
Installed capacity in substations of 13.8kV and 34.5kV:	1,434 MVA
Number of localities served:	1.109
Number of municipalities served:	393
Number of consumers:	3,277,966
DEC (outage duration per customer):	4.38
FEC (outage frequency per customer):	4.25 times

Telecom
Optical cable – main ring:	4,475 km
Self-sustained optical cable:	3,922 km
Number of cities served:	146
Number of customers:	264

Administration
Number of employees (wholly-owned subsidiaries):	7,943
Customer per distribution branch employee:	570

Financial
Book value per 1,000 shares:	R$ 20.68
EBITDA:	R$ 364 milhões
Liquidity (current ratio):	0.85

Average Tariffs for Energy Purchase

R$/MWh

Energy purchase tariffs	March 2006	March 2005	Chg %

Auction – CCEAR 2005-2012	57.69	57.51	0.3
Auction – CCEAR 2006-2013	67.81	-	-
CIEN	88.24	92.67	(4.8)
Itaipu *	84.82	91.54	(7.3)

(*)Furnas tariff included

Retail Tariffs

R$/MWh

Tariffs	March 2006	March 2005	Chg %

Residential	268.95	269.18	(0.1)
Industrial	176.29	148.75	18.5
Commercial	232.27	228.69	1.6
Rural	164.43	162.36	1.3
Other	177.14	172.41	2.7
Total	211.59	199.27	6.2

ICMS not included

Energy Supply Tariff

R$/MWh

Energy supply tariffs	March 2006	March 2005	Chg %

Small wholesale concessionaries	86.08	78.59	9.5
Auction – CCEAR 2005-2012	57.53	57.50	0.1
Auction - CCEAR 2006-2013	67.65	-	-

Energy Flow

GWh

Source	1Q 2006

Own Generation	3,576
Purchased Energy	6,151
Itaipu	1,146
Auction – CCEAR	2,986
Cien	864
Itiquira	232
MRE	604
CCEE	3
Other	316

Total available power	9,727

State demand	4,520
Retail	4,409
Wholesale	111
Free customers	295
Bilateral Contracts	1,072
Auction – CCEAR	2,817
MRE	0
CCEE	283
Losses	740
Basic grid losses	206
Distribution losses	486
CG contracts allocation	48

CCEAR = Energy purchase agreements in the regulated market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

Shareholders’ Structure (in thousand shares)

As of March 31, 2006

FINANCIAL STATEMENTS - COPEL

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Public Company - CVM 1431-1
www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Current
Cash in hand	1,150,459	1,131,766	813,558	575,895	510,305
Customers and distributors	988,606	945,577	1,047,456	964,507	909,847
Allowance for doubtfull accounts	(81,978)	(79,073)	(138,238)	(128,838)	(109,980)
Third-parties services, net	8,489	7,349	5,226	3,395	4,591
Dividends receivable	2,573	3,665	2,152	2,152	2,886
Services in progress	11,625	12,132	9,748	6,863	5,592
CRC transferred to State Government	32,338	31,804	30,961	30,660	30,069
Taxes and social contributions paid in advance	103,682	131,038	82,632	112,476	112,150
Account for compensation of "Portion A"	86,018	128,187	150,134	204,621	208,470
Regulatory Assets - PASEP/COFINS	25,081	43,876	56,382	-	-
Bonds and linked deposits	44,271	43,746	-	-	38,076
Material and supplies	44,344	36,590	33,208	32,106	32,678
Other	43,858	33,587	76,796	72,486	39,571

	2,459,366	2,470,244	2,170,015	1,876,323	1,784,255

Long-term assets
Customers and distributors	99,996	104,483	99,318	105,883	104,039
CRC transferred to State Government	1,144,591	1,150,464	1,146,764	1,170,108	1,180,383
Taxes and social contributions paid in advance	523,615	526,505	563,123	539,851	525,910
Judicial Deposits	149,775	145,183	165,319	158,735	151,690
Account for compensation of "Portion A"	8,735	8,559	14,280	1,659	55,171
Regulatory Assets - PASEP/COFINS	49,173	43,608	32,680	111,925	99,807
Bonds and linked deposits	25,096	27,041	-	-	27,141
Intercompany receivables	35,722	35,357	204,737	195,288	33,990
Other	15,350	16,576	48,204	48,921	22,735

	2,052,053	2,057,776	2,274,425	2,332,370	2,200,866

Permanent
Investments	416,375	414,320	465,499	461,442	411,933
Property, plant and equipment	6,042,542	5,991,291	5,409,481	5,410,588	5,770,635
Deferred	5,314	5,375	205	49	5,122

	6,464,231	6,410,986	5,875,185	5,872,079	6,187,690

Total	10,975,650	10,939,006	10,319,625	10,080,772	10,172,811

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Current
Loans and financing	90,924	99,253	94,419	99,016	523,597
Debentures	723,043	115,703	51,500	61,055	6,727
Suppliers	1,265,631	1,162,415	1,108,984	1,047,355	966,423
Taxes and social contributions	207,193	310,942	318,013	245,933	218,881
Interest on own capital	115,429	114,467	27,047	27,050	90,697
Accrued payroll costs	109,482	108,326	93,549	81,733	102,765
Pension plan and other post-retirement benefits	126,415	132,902	123,704	127,587	135,135
Account for compensation of "Portion A"	64,020	65,664	40,686	46,871	-
Regulatory charges	59,429	41,280	66,382	68,751	75,251
Swap operations	-	-	-	-	136,982
Other	124,822	107,388	22,691	19,109	29,273

	2,886,388	2,258,340	1,946,975	1,824,460	2,285,731

Long-term liabilities
Loans and financing	565,339	602,624	576,053	614,761	671,523
Debentures	530,252	1,226,525	958,351	965,391	564,484
Provision for contingencies	496,200	495,292	500,419	498,659	496,960
Suppliers	152,251	176,609	191,492	206,372	223,474
Taxes and social contributions	38,809	37,236	94,368	61,197	67,962
Pension plan and other post-retirement benefits	486,198	486,854	508,066	514,991	520,071
Customers	1,465	-	-	-	-
Account for compensation of "Portion A"	14,548	24,912	40,874	7,647	-

	2,285,062	3,050,052	2,869,623	2,869,018	2,544,474

Minority interest	146,363	143,431	57,648	54,317	127,882

Shareholders' equity
Capital stock	3,480,000	3,480,000	3,480,000	3,480,000	3,480,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Income reserves	1,360,544	1,189,890	1,148,086	1,035,684	917,431

	5,657,837	5,487,183	5,445,379	5,332,977	5,214,724

Total	10,975,650	10,939,006	10,319,625	10,080,772	10,172,811

QUARTERLY INCOME STATEMENT

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005
Operating revenues
Electricity sales to final customers	1,387,612	1,382,595	1,369,441	1,297,466	1,226,381
Electricity sales to distributors	281,687	249,428	235,789	237,070	227,650
Use of transmission plant	69,224	67,695	69,473	66,636	64,192
Telecom revenues	13,873	19,146	12,333	13,118	12,478
Piped gas distribution	49,952	48,976	47,927	44,119	40,360
Other revenues	13,277	21,397	20,827	20,842	20,791
	1,815,625	1,789,237	1,755,790	1,679,251	1,591,852
Deductions from operating revenues	(502,020)	(518,628)	(529,202)	(472,239)	(442,525)
Net operating revenues	1,313,605	1,270,609	1,226,588	1,207,012	1,149,327
Operating expenses
Payroll	(130,513)	(189,960)	(122,471)	(117,505)	(136,519)
Pension plan	(31,505)	(25,616)	(24,736)	(24,811)	(24,218)
Material	(16,078)	(18,197)	(13,544)	(17,149)	(13,575)
Raw material and supplies for generation of electricity	(6,146)	(2,469)	(50,269)	(5,908)	(3,424)
Third-party services	(51,097)	(53,762)	(49,916)	(51,542)	(41,923)
Eletricity purchased for resale	(359,555)	(295,439)	(356,272)	(424,802)	(359,817)
Charges for the use of transmission grid	(158,060)	(156,280)	(151,549)	(111,132)	(111,837)
Depreciation and amortization	(85,437)	(85,634)	(81,726)	(82,386)	(79,160)
Regulatory charges	(137,316)	(98,169)	(113,646)	(102,802)	(115,224)
Taxes	(4,976)	1,226	(34,167)	(5,298)	(4,096)
Natural gas and supplies for the gas business	(23,681)	(24,698)	23,124	(55,079)	(85,641)
Other expenses	(30,643)	(62,146)	(17,792)	(27,832)	(28,148)
	(1,035,007)	(1,011,144)	(992,964)	(1,026,246)	(1,003,582)
Result of operations	278,598	259,465	233,624	180,766	145,745
Financial income (expenses)
Financial income	115,308	125,639	81,178	94,685	94,777
Financial expenses	(122,645)	(137,483)	(136,974)	(85,694)	(114,613)
	(7,337)	(11,844)	(55,796)	8,991	(19,836)
Equity investment	1,930	(21,269)	1,731	1,768	4,302
Operating income (expenses)	273,191	226,352	179,559	191,525	130,211
Non-operating income (expenses)	(3,652)	(1,547)	(3,869)	(1,382)	(3,848)
Income (loss) before income tax	269,539	224,805	175,690	190,143	126,363
Income tax and Social contribution
Income tax	(69,739)	(20,182)	(43,623)	(50,101)	(30,998)
Social contribution	(25,246)	(7,789)	(16,333)	(17,028)	(12,146)
	(94,985)	(27,971)	(59,956)	(67,129)	(43,144)
Net income (loss) before	174,554	196,834	115,734	123,014	83,219
Minority interest

Minority interest	(3,900)	(3,519)	(3,332)	(4,761)	(4,812)
Net income (loss)	170,654	193,315	112,402	118,253	78,407
Earning per thousand shares	0.6236	0.7064	0.4107	0.4321	0.2865

FINANCIAL STATEMENTS - SUBSIDIARIES

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Public Company - CVM 1431-1
www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
as of March 31, 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR	COM	ELE

Current
Cash in hand	604,927	10,632	437,656	2,655	4,775	32,370	56,426
Customers and distributors, net	163,572	47,103	726,190	-	-	39,317	6,600
Third-parties services, net	1,331	183	35	9,321	-	-	-
Dividends receivable	-	-	-	-	7,568	-	-
Services in progress	3,453	2,342	4,539	-	231	-	-
CRC transferred to State Government	-	-	32,337	-	-	-	-
Taxes and social contributions paid in advance	12,183	10,002	85,933	2,338	10,056	831	856
Account for compensation of "Portion A"	-	-	86,018	-	-	-	-
Regulatory Assets - PASEP/COFINS	-	6,938	18,143	-	-	-	-
Bonds and linked deposits	22,529	-	21,506	-	-	236	-
Other	10,843	6,324	17,537	1,459	163	951	3,108
Material and supplies	68	10,033	26,231	7,381	-	630	-
	818,906	93,557	1,456,125	23,154	22,793	74,335	66,990
Long-term assets
Customers and distributors	138,324	-	71,123	-	-	-	-
CRC transferred to State Government	-	-	1,144,591	-	-	-	-
Taxes and social contributions paid in advance	58,606	36,123	253,929	10,306	8,122	2,456	-
Judicial Deposits	7,336	16,676	63,340	289	-	-	2
Account for compensation of "Portion A"	-	-	8,735	-	-	-	-
Regulatory Assets - PASEP/COFINS	-	16,493	32,680	-	-	-	-
Bonds and linked deposits	-	5,238	19,859	-	-	-	-
Intercompany receivables	124,839	-	-	-	187,189	-	-
Prepaid receivables	3,592	-	-	-	-	49	751
Other	936	56	8,272	-	1,694	-	-
	333,633	74,586	1,602,529	10,595	197,005	2,505	753
Permanent
Investments	4,150	2,257	419	-	516,624	2	-
Property, plant and equipment	2,897,319	1,145,092	1,121,401	181,309	143	121,761	575,517
Deferred	-	-	-	-	-	5,314	-
	2,901,469	1,147,349	1,121,820	181,309	516,767	127,077	575,517

Total	4,054,008	1,315,492	4,180,474	215,058	736,565	203,917	643,260

GER: Generation, TRA: Transmition, DIS: Distribution, TEL: Telecommunication, PAR: Partnership, COM: Compagas, ELE: Elejor

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR	COM	ELE

Current
Loans and financing	48,252	15,562	20,744	-	-	6,366	-
Debentures	-	-	572,825	-	-	-	5,013
Suppliers	877,923	6,662	435,362	1,355	43	18,748	4,180
Taxes and social contributions	33,103	16,994	166,679	932	7	4,302	713
Interest on own capital	-	69,217	-	916	61,526	9,732	154
Accrued payroll costs	17,770	15,984	68,604	5,299	871	795	64
Pension plan and other post-retirement benefits	24,319	22,935	73,550	5,466	144	-	-
Account for compensation of "Portion A"	-	-	64,020	-	-	-	-
Regulatory charges	12,018	2,074	45,134	16	-	-	187
Concession charges - Aneel' consent	-	-	-	-	-	-	9,319
Other	11,922	5,073	96,892	132	189	677	763
	1,025,307	154,501	1,543,810	14,116	62,780	40,620	20,393
Long-term liabilities
Loans and financing	330,831	74,305	93,037	-	-	30,292	36,874
Debentures	-	-	-	-	-	-	263,572
Provision for contingencies	64,317	41,977	97,978	753	-	-	-
Intercompany receivables	-	-	245,246	-	-	-	187,189
Advance for future capital increase	-	20,400	-	67,243	256,257	-	-
Suppliers	889	-	260,545	-	-	267	-
Taxes and social contributions	-	5,608	24,243	-	-	8,957	-
Pension plan and other post-retirement benefits	92,013	81,740	293,856	17,062	615	912	-
Customers	-	-	1,465	-	-	-	-
Account for compensation of "Portion A"	-	-	14,548	-	-	-	-
	488,050	224,030	1,030,918	85,058	256,872	40,428	487,635
Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718	50,012	113,800
Capital reserves	-	-	-	701	-	-	21,443
Income reserves	129,472	151,739	-	-	74,657	64,228	32
Accrued (losses) income	72,247	33,233	(1,422)	(5,467)	11,538	8,629	(43)
	2,540,651	936,961	1,605,746	115,884	416,913	122,869	135,232

Total	4,054,008	1,315,492	4,180,474	215,058	736,565	203,917	643,260

GER: Generation, TRA: Transmition, DIS: Distribution, TEL: Telecommunication, PAR: Partnership, COM: Compagas, ELE: Elejor

SUMMARIZED FINANCIAL STATEMENTS
as of March 31, 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR	COM	ELE

Operating revenues
Electricity sales to final customers	37,929	-	1,350,120	-	-	-	555
Electricity sales to distributors	283,411	-	14,512	-	-	-	18,606
Use of transmission plant	-	105,305	35,400	-	-	-	-
Receita de telecomunicações	-	-	-	21,037	-	-	-
Distribuição de gás canalizado	-	-	-	-	-	50,050	-
Other	1,560	656	11,698	-	-	20	35
Deductions from operating revenues	(38,303)	(14,844)	(435,673)	(2,932)	-	(9,451)	(816)
Net operating revenues	284,597	91,117	976,057	18,105	-	40,619	18,380
Operating expenses
Pessoal e planos previdenciário e assistencial	(25,090)	(21,521)	(105,224)	(6,461)	(1,164)	(1,167)	(233)
Material	(1,881)	(973)	(12,641)	(526)	(3)	(44)	(9)
Raw material and supplies for generation of electricity	(6,244)	-	-	-	-	-	-
Natural gas purchased for resale and supplies for the	-	-	-	-	-	(23,681)	-
Third-party services	(11,410)	(4,404)	(38,764)	(1,542)	(137)	(718)	(1,147)
Electricity purchase for resale	(16,389)	-	(377,526)	-	-	-	(482)
Charges for the use of transmission grid	(44,213)	-	(183,800)	-	-	-	(1,531)
Depreciation and amortization	(25,781)	(10,084)	(39,082)	(6,682)	(8)	(1,618)	(2,181)
Regulatory charges	(14,500)	(830)	(121,559)	(134)	-	-	(293)
Taxes	(373)	(481)	(2,013)	(158)	(97)	(88)	(7)
Concession charges - Aneel' consent	-	-	-	-	-	-	(3,572)
Other expenses	1,222	(3,275)	(21,432)	(702)	(34)	(332)	(1,193)
	(144,659)	(41,568)	(902,041)	(16,205)	(1,443)	(27,648)	(10,648)
Result of operations	139,938	49,549	74,016	1,900	(1,443)	12,971	7,732
Financial income (expenses)
Financial income	30,366	1,968	76,342	167	9,020	1,406	2,071
Financial expenses	(58,859)	454	(33,192)	(117)	(91)	(1,314)	(10,309)
	(28,493)	2,422	43,150	50	8,929	92	(8,238)
Equity investment	-	-	-	-	6,150	-	-
Operating income (expenses)	111,445	51,971	117,166	1,950	13,636	13,063	(506)
Non-operating income	(41)	(407)	(3,186)	(34)	-	(1)	-
Income (loss) before income tax	111,404	51,564	113,980	1,916	13,636	13,062	(506)
Income tax and Social contribution	(39,157)	(18,331)	(40,740)	(756)	(2,098)	(4,433)	-

Net income (loss)	72,247	33,233	73,240	1,160	11,538	8,629	(506)

GER: Generation, TRA: Transmition, DIS: Distribution, TEL: Telecommunication, PAR: Partnership, COM: Compagas, ELE: Elejor

STATEMENT OF CASH FLOW
AS OF MARCH 31, 2006 AND 2005
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	Consolidado

	2006	2005
OPERATING ACTIVITIES
Net income for the period	170,654	78,407

Non-cash expenses (revenues):
Provision (reversion) for possible loan losses	3,197	24,652
Depreciation and Amortization	85,437	79,160
Long-term monetary variation - net	(1,375)	(21,592)
Equity Result	(3,223)	(5,503)
Deferred Income tax and social contribution	5,830	(7,911)
Provision for long-term liabilities	25,487	20,408
Long-term assets write-offs	21	21
Permanent asset at service write-off - net	5,883	4,604
Investment goodwill	1,297	1,202
Minority interest	2,932	7,079
	125,486	102,120

Current asset variation	41,282	(124,543)
Current liability variation	(29,324)	141,115
Long-term asset increase	(16,965)	(24,237)

Total from Operating Activities	291,133	172,862

INVESTMENT ACTIVITIES
Interest in Subsidiaries:
Copel Transmissão S.A.
Copel Participações S.A.
Other coligated companies	(129)	(5)
Dividends and interest on own capital	1,092	-
Permanent Assets investment
In generation	(856)	(3,776)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	(27,963)	(37,814)
In transmission	(39,294)	(30,813)
In distribution	(72,010)	(53,063)
In telecom	(5,805)	(5,315)
In gas plumbing	(3,530)	(2,375)
Consumers contribution	8,431	9,355
Difered investment	(18)	(163)

Total from Investing Activities	(140,082)	(123,969)

FINANCING ACTIVITIES
Loans and financing	(35,122)	(21,132)
Debentures	(98,198)	(49,893)
Dividends	962	(655)

Total from Financing Activities	(132,358)	(71,680)

TOTAL CHANGE IN CASH POSITION	18,693	(22,787)

Cash position - beginning of the period	1,131,766	533,092
Cash position - end of the period	1,150,459	510,305

Cash variation	18,693	(22,787)

1Q06 RESULTS CONFERENCE CALL

Presentation:	Mr. Paulo Roberto Trompczynski, CFO and IRO

Date & Time:	Tuesday, May 16, 2005
10:00 am (US EST)
11:00 am (Brasília Time)

Phone:	(55-11)2101-1490

Access code:	Copel

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.